EXHIBIT 1

AGREEMENT

            This will confirm the agreement by and among all the undersigned that the Schedule 13D filed on or about this date with respect to the beneficial ownership of the undersigned of shares of common stock of Crimson Wine Group, Ltd. is being filed on behalf of each of the persons named below. This agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:     March 5, 2013

/s/ Ian M. Cumming
Ian M. Cumming

/s/ Joseph S. Steinberg
Joseph S. Steinberg